UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________________

FORM 11-K
________________________________

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the fiscal year ended December 31, 2017
Commission File Number 001-35870
________________________________

CHARTERBANK 401(k) PLAN
(Full title of the plan)
________________________________

Charter Financial Corporation
(Name of issuer of securities)

1233 O.G. Skinner Dr.
West Point, Georgia 31833
(Address of issuer's principal executive office)

CHARTERBANK 401(k) PLAN

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2017 AND 2016

All other schedules required by Section 2520-103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of
the CharterBank 401(k) Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Charter Bank 401(k) Plan (the "Plan") as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and supplemental information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of CharterBank 401(k) Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in Schedule H, Line 4i - Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ AGL CPA Group, LLC

We have served as the Company's auditor since 2017
Duluth, Georgia
June 19, 2018

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2017 AND 2016

	2017	2016
Assets
Investments at fair value:
Mutual funds	$8,866,950	$7,017,803
Self-directed brokerage account	2,682,882	2,506,960
Money market fund	357,910	416,506
Total investments, at fair value	11,907,742	9,941,269
Synthetic guaranteed investment contract, at contract value	1,633,356	1,484,762
Receivables:
Participants' contributions	7,990	—
Total assets	13,549,088	11,426,031

Liabilities
Excess participants' contributions	39,085	33,968
Total liabilities	39,085	33,968

Net assets available for benefits	$13,510,003	$11,392,063

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Additions:
Investment income:
Net appreciation in fair value of investments	$1,403,928	$877,981
Interest and dividends	196,720	181,777
Net investment income	1,600,648	1,059,758
Contributions:
Participants' contributions	941,294	898,187
Rollover contributions	131,693	356,592
Total contributions	1,072,987	1,254,779
Net additions	2,673,635	2,314,537

Deductions:
Benefits paid to participants	473,491	361,063
Fees	82,204	72,073
Total deductions	555,695	433,136

Net increase	2,117,940	1,881,401

Net assets available for benefits
Beginning of year	11,392,063	9,510,662
End of year	$13,510,003	$11,392,063

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 1.	DESCRIPTION OF THE PLAN

The following description of the CharterBank 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, which commenced on April 1, 1995 and was last amended December 21, 2015, is a defined contribution plan covering all eligible employees of CharterBank (the “Sponsor”). Full-time employees become eligible to participate after the attainment of 20½ years of age. Participants must also complete three months of service with the Sponsor to be eligible to participate in the Plan. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Nationwide Trust Company, FSB is the trustee of the Plan. Nationwide Life Insurance Company is the custodian of the Plan’s investments in the Nationwide Funds and self-directed accounts through a partnership with Nationwide Trust Company, FSB.

Contributions

Participants may contribute up to 100% of their pretax earnings, subject to certain limitations. Any excess contributions are required to be refunded to participants. Rollover contributions from other qualified plans are permitted. Under the Plan, the Sponsor may contribute an amount equal to a discretionary percentage (determined annually by the Sponsor) of each participant’s annual compensation. The Sponsor did not elect to make discretionary contributions in 2017 or 2016.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Sponsor's contributions and (b) Plan earnings (losses). Participant contributions may be invested in one or more of the investment funds available under the Plan or the self-directed brokerage account at the direction of the participant. The Sponsor’s contributions are allocated to investment funds in the same manner as participant contributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and earnings thereon. Participants are 100% vested in the Sponsor’s contributions and earnings thereon after completing three years of service, as defined by the Plan.

Benefits

Participants who separate from service with the Sponsor for any reason will have the value of their contributions and earnings thereon and their vested portion of the Sponsor’s elective contributions and earnings thereon, distributed to them in a lump sum or in the form of a direct rollover. If a participant dies before receiving distribution of his or her account, the full amount of his or her account will be paid to the designated beneficiary.

Withdrawals of participants’ deferral contributions are permitted upon the attainment of age 59½ or in the event of severe hardship situations as permitted by Internal Revenue Service (IRS) regulations.

Forfeited Accounts

Amounts forfeited by participants who terminate from the Plan prior to being 100% vested may be used to reduce employer contributions to the Plan. There were no unvested forfeited accounts as of December 31, 2017 and 2016.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan's investment in Charter Financial Corporation common stock (included in the self-directed brokerage account) represented approximately 15% and 17% of total investments at December 31, 2017 and 2016, respectively. Also, the Nationwide Fixed Fund (reported as Synthetic guaranteed investment contract), the Vanguard 500 Index Fund, the Vanguard Growth Index Fund Admiral Class, the Vanguard Value Index Fund Admiral Class, the Vanguard Balanced Index Fund, and the Vanguard Developed Markets Index Fund represented 12%, 10%, 15%, 5%, 6%, and 5% respectively, of total investments at December 31, 2017. The Nationwide Fixed Fund (reported as Synthetic guaranteed investment contract), the Vanguard 500 Index Fund, the Vanguard Balanced Index Fund, the Vanguard Developed Markets Index Fund, and the Vanguard Growth Index Fund represented 13%, 10%, 6%, 5%, and 14%, respectively, of total investments at December 31, 2016. Accordingly, the Plan has a concentration of risk regarding the stock performance of Charter Financial Corporation and the stock performance of the companies comprising the funds referenced above.

Investments are generally reported at fair value with the exception of fully benefit-responsive investment contracts, which are stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 7 for discussion of fair value measurement.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Benefit Payments

Benefits are recorded when paid.

Operating Expenses

All expenses of maintaining the Plan are paid by the Sponsor.

Reclassifications

Certain amounts from the prior year have been reclassified to conform to the current-year financial statements.

NOTE 3.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include shares of mutual funds and a synthetic guaranteed investment contract made available by Nationwide Life Insurance Company, of which Nationwide Trust Company, FSB, trustee as defined by the Plan, is an affiliate. Investments of the Plan also include Charter Financial Corporation common stock. Charter Financial Corporation is the parent company of the Plan Sponsor. Therefore, these transactions qualify as party-in-interest transactions.

NOTE 4.	INCOME TAX STATUS

The IRS has informed the Plan, by an opinion letter dated April 2, 2012, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the opinion letter, the Sponsor believes that the Plan is designed and is currently operating in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. With few exceptions, the Plan is no longer subject to tax examinations by tax authorities for years before 2015.

NOTE 5.	PLAN TERMINATION

In the event the Plan is terminated, the accounts of all participants become fully vested, and the net assets of the Plan are either administered and paid under the benefit provisions of the Plan or liquidated and distributed in accordance with procedures prescribed in the Plan.

NOTE 6.	INVESTMENT IN COMMON STOCK OF CHARTER FINANCIAL CORPORATION

During 2001, the participants in the Plan were allowed to purchase common stock of Charter Financial Corporation, the parent company of CharterBank, in conjunction with the initial public offering of Charter Financial Corporation with a portion of their account balance in the Plan. In 2003, a self-directed brokerage option was added to the Nationwide contract. Participants may purchase or sell shares of common stock of Charter Financial Corporation through their self-directed brokerage account with T D Ameritrade offered through Nationwide, the custodian of the Plan’s assets. During 2013, Charter Financial Corporation completed its conversion and reorganization pursuant to which First Charter, MHC, a federally chartered mutual holding company, was converted to the stock holding company form of organization. After this conversion, Plan participants were again given the opportunity to purchase common stock of Charter Financial Corporation. As of December 31, 2017 and 2016, the value of Charter Financial Corporation common stock held by the Plan was $1,967,065 and $1,939,009, respectively.

NOTE 7.	FAIR VALUE MEASUREMENT

FASB ASC 820, Fair Value Measurement, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair values. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability; and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds and money market fund: Valued at the closing price reported in the active market in which the individual mutual funds and money market fund are traded.

Self-directed brokerage account: Valued at the market value of shares held by the Plan at year end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017 and 2016.

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Mutual funds	$8,866,950	$—	$—	$8,866,950
Self-directed brokerage account
Charter Financial Corporation common stock	1,967,065	—	—	1,967,065
Stocks	331,805	—	—	331,805
Money market fund	326,409	—	—	326,409
Mutual funds	57,603	—	—	57,603
Total self-directed brokerage account	2,682,882	—	—	2,682,882
Money market fund	357,910	—	—	357,910
Total investments at fair value	$11,907,742	$—	$—	$11,907,742

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds	$7,017,803	$—	$—	$7,017,803
Self-directed brokerage account
Charter Financial Corporation common stock	1,939,009	—	—	1,939,009
Stocks	266,350	—	—	266,350
Money market fund	265,935	—	—	265,935
Mutual funds	35,666	—	—	35,666
Total self-directed brokerage account	2,506,960	—	—	2,506,960
Money market fund	416,506	—	—	416,506
Total investments at fair value	$9,941,269	$—	$—	$9,941,269

NOTE 8.	GUARANTEED INVESTMENT CONTRACTS

The Plan holds a synthetic investment contract. This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

With a synthetic investment contract, the Plan owns the underlying assets of the synthetic investment contract. A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. Synthetic investment contracts are designed to accrue interest based on crediting rates established by the contract issuers.

The synthetic investment contract held by the Plan includes a wrapper contract that provides a guarantee that the credit rate will not fall below zero percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in the contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed monthly for resetting.

The Plan's ability to receive amounts due in accordance with this fully benefit-responsive investment contract is dependent on the third-party issuer's ability to meet its financial obligations. The issuer's ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include the following:

1.	The Plan's failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code

2.	Premature termination of the contract

3.	Plan termination or merger

4.	Changes to the Plan's prohibition on competing investment options

5.	Bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan's normal operations.

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuer and that also would limit the ability of the Plan to transact at contract value with the participants.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Examples of such events include the following:

1.An uncured violation of the Plan's investment guidelines

2.	A breach of material obligation under the contract

3.	A material misrepresentation

4.	A material amendment to the agreements without the consent of the issuer.

NOTE 9.	TERMINATED PARTICIPANTS

There were no participants who have elected to withdraw from the Plan but have not been paid as of December 31, 2017 and 2016.

NOTE 10.	RISKS AND UNCERTAINTIES

The Plan’s investments include funds which invest in investment securities and in various companies within several markets. Investment securities are exposed to risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements.

NOTE 11.	EXCESS PARTICIPANTS’ CONTRIBUTIONS

The Plan failed the discrimination test for each of the years ended December 31, 2017 and 2016. Excess contributions of $39,085 in 2017 and $33,968 in 2016 are reported as excess participants’ contributions in the accompanying statements of net assets available for benefits and as a reduction of participants’ contributions in the statements of changes in net assets available for benefits.

NOTE 12.	RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2017	2016
Net assets available for benefits per financial statements	$13,510,003	$11,392,063
Amount payable for excess participants' contributions	39,085	33,968
Net assets available for benefits per Form 5500	$13,549,088	$11,426,031

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2017	2016
Net increase per financial statements	$2,117,940	$1,881,401
Prior year amount payable for excess participants' contributions	(33,968)	—
Amount payable for excess participants' contributions	39,085	33,968
Miscellaneous difference	1,254	—
Net increase per Form 5500	$2,124,311	$1,915,369

NOTE 13.	SUBSEQUENT EVENTS

On April 24, 2018, Charter Financial Corporation, parent company of the Sponsor, and CenterState Bank Corporation, a Florida corporation ("CenterState"), entered into an Agreement and Plan of Merger (the "Merger Agreement") whereby Charter Financial Corporation will be merged with and into CenterState (the "Merger"). Pursuant to and simultaneously with entering into the Merger Agreement, the Sponsor and CenterState's wholly owned subsidiary bank, CenterState Bank, N.A. ("CenterState Bank"), entered into a Plan of Merger and Merger Agreement whereby the Sponsor will be merged with and into CenterState Bank immediately following the Merger (the "Bank Merger").

Pursuant to the Merger Agreement, each outstanding share of Charter Financial Corporation common stock issued and outstanding immediately prior to the effective time of the Merger will be entitled to receive 0.738 shares of CenterState common stock and a cash amount equal to $2.30, provided that cash in lieu of any fractional shares of CenterState common stock will be paid. Each outstanding share of CenterState stock shall remain outstanding and be unaffected by the Merger. As of the announcement date on April 24, 2018, based on CenterState's closing stock price of $27.72, the total merger consideration amounted to $360.1 million, or approximately $22.76 per share.

The Sponsor currently expects to terminate the Plan upon consummation of the Merger.

The Merger Agreement has been unanimously approved by the boards of directors of Charter Financial Corporation and CenterState, and is expected to close in the fourth quarter of 2018 subject to customary conditions, including receipt of all applicable regulatory approvals and the approval of the stockholders of Charter Financial Corporation.

SUPPLEMENTAL INFORMATION

CHARTERBANK 401(K) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 58-2657053
PLAN NUMBER 002
DECEMBER 31, 2017

	(b)	(c)	(d)	(e)
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
	Black Rock	Black High Yield Bond Portfolio Fund	**	$299
	Carillion Eagle	Carillion Eagle Small Cap Growth Fund	**	12,935
	AdvisorOne	CLS Flexible Income Fund	**	259,317
	AdvisorOne	CLS Global Aggressive Equity Fund	**	104,535
	AdvisorOne	CLS Global Diversified Equity Fund	**	271,162
	AdvisorOne	CLS Growth & Income Fund	**	392,571
	AdvisorOne	CLS International Equity Fund	**	31,396
	AdvisorOne	CLS Shelter Fund	**	19,384
	Dimensional Fund Advisors	Dimensional Fund Advisors Emerging Markets Fund	**	11,318
	Federated	Federated Government Obligation Fund	**	357,910
	Federated	Federated Institutional High Yield Bond Fund	**	55
	Fidelity	Fidelity Inflation Protected Bond Index Fund	**	699
*	Nationwide Life Insurance	Fixed Fund	**	1,633,356
*	Nationwide	Nationwide International Index Fund	**	11,553
	Oakmark Equity	Oakmark Equity Income Fund	**	1,350
*	Various	Self Directed Brokerage	**	2,682,882
	T. Rowe Price	T. Rowe Price Personal Strategic Growth Fund	**	421,715
	TIAA-CREF	TIAA-CREF Lifecycle Index 2020 Fund	**	3,447
	TIAA-CREF	TIAA-CREF Lifecycle Index 2025 Fund	**	22,837
	TIAA-CREF	TIAA-CREF Lifecycle Index 2030 Fund	**	18,161
	TIAA-CREF	TIAA-CREF Lifecycle Index 2035 Fund	**	34,532
	TIAA-CREF	TIAA-CREF Lifecycle Index 2040 Fund	**	41,997
	TIAA-CREF	TIAA-CREF Lifecycle Index 2045 Fund	**	27,677
	TIAA-CREF	TIAA-CREF Lifecycle Index 2050 Fund	**	32,451
	TIAA-CREF	TIAA-CREF Lifecycle Index 2055 Fund	**	8,841
	TIAA-CREF	TIAA-CREF Lifecycle Index 2060 Fund	**	110,202
	Vanguard	Vanguard 500 Index Fund	**	1,354,164
	Vanguard	Vanguard Balanced Index Fund	**	831,838
	Vanguard	Vanguard Developed Markets Index Fund	**	636,092
	Vanguard	Vanguard Dividend Growth Fund	**	32,452
	Vanguard	Vanguard Emerging Markets Stock Index Fund	**	4,366
	Vanguard	Vanguard Global Equity Fund	**	2,767
	Vanguard	Vanguard Growth Index Fund Admiral Class	**	1,985,033
	Vanguard	Vanguard Intermediate Term Treasury Index Fund	**	250,841
	Vanguard	Vanguard Mid-Cap Index Fund	**	437,453
	Vanguard	Vanguard Real Estate Index Fund	**	9,938
	Vanguard	Vanguard Short Term Corporate Bond Fund	**	82,230
	Vanguard	Vanguard Small Cap Index Fund	**	351,113

	(b)	(c)	(d)	(e)
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
	Vanguard	Vanguard Total Bond Market Index Fund	**	78,770
	Vanguard	Vanguard Total International Bond FlU1d	**	2,934
	Vanguard	Vanguard Total International Stock Index Fund	**	1,365
	Vanguard	Vanguard Total Stock Market Index Signal Fund	**	32,100
	Vanguard	Vanguard Value Index Fund Admiral Class	**	627,317
	Vanguard	Vanguard Wellesley Income Fund	**	117,039
	Waddell & Reed	Waddell & Reed Ivy High Income Fund	**	190,704

				$13,541,098
_______________
* Party-in-interest as defined by ERISA.
** Participant directed investment, cost not required to be reported.

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CharterBank 401(k) Plan

Date:	June 19, 2018	By:	/s/ Curtis R. Kollar
Curtis R. Kollar
Senior Vice President and Chief Financial Officer